EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Partners

Prologis, L.P.:

We consent to the incorporation by reference in Registration Statement No. 333-195316 on Form S-3; and Registration Statement No. 333-100214 on Form S-8 of Prologis, L.P. of our reports dated February 25, 2015, with respect to the consolidated balance sheets of Prologis, L.P. and subsidiaries at December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule, which reports appear in the December 31, 2014 annual report on Form 10-K of Prologis, Inc. and Prologis, L.P.

Our report dated February 25, 2015 refers to a change in the method of reporting discontinued operations in 2014.

KPMG LLP

Denver, Colorado

February 25, 2015